Exhibit 99.3

LE GAGA HOLDINGS LIMITED

(the “Company”)

FORM OF PROXY FOR REGISTERED SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) registered shareholder(s) of the Company with                  shares hereby appoint the Chairman of the AGM (as defined below) or of

or failing him/her

                                                                                       of

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong at 9:00 AM (Hong Kong Time) on October 15, 2012 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions as indicated below:

Ordinary Resolution	For	Against	Abstain
1. To re-elect Mr. Jin Li and Mr. Neil Nanpeng Shen as directors of the Company;

2. To ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2013;

3. To authorize Mr. Shing Yung Ma to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:                                                                      , 2012.

Signed:

Name:

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NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorised in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

2	If any proxy other than the Chairman of the AGM is preferred, please strike out the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the AGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by registered shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Le Gaga Holdings Limited at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong or send it by facsimile to +852-3167-7227, in each case marked for the attention of Ms. Helen Kwan not later than forty-eight hours (i.e. October 13, 2012, 9:00 AM) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than forty-eight hours after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director

6	Any alterations made to this form must be initialled by you.

7	The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

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